

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your response letter dated April 13, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Note 15 – Subsequent Events, page 46

1.   Please amend your Form 10-Qs for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010 to reflect the restatement accordingly.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

p.p. Cicely LaMothe
Senior Assistant Chief Accountant